Exhibit 21.1

SUBSIDIARIES OF ALLIED SECURITY HOLDINGS LLC

Subsidiary:	Jurisdiction:
AlliedBarton Security Services LLC	Delaware
AlliedBarton Security Services LP	Delaware
Allied Security Finance Corp.	Delaware
Allied Security LLC	Delaware
Allied Security LP	Delaware
Barton Protective Services LLC	Delaware
Effective Management Services LLC	Delaware
Professional Security Bureau LLC	Delaware
SpectaGuard Acquisition LLC	Delaware